Exhibit  2.2

Capital Clean Energy Carriers Corp.

Additional Policies and Procedures

in Relation to Designated Insiders for the Trading of Company Securities

These Additional Policies and Procedures in Relation to Designated Insiders for the Trading of Company Securities (the “Additional Policies and Procedures”) apply to Designated Insiders only, and supplement the Policies and Procedures for the Trading of Company Securities (the “Policies and Procedures”). Capitalized terms, unless otherwise defined, have the same meanings that they have in the Policies and Procedures.

“Designated Insiders” include the Company’s directors, executive officers, designated personnel of the Company performing accounting functions and involved in preparing monthly, quarterly and yearly financial statements and any other designated personnel. All Designated Insiders must strictly comply with the Additional Policies and Procedures.

Any questions regarding the Policies and Procedures or these Additional Policies and Procedures should be directed to Jerry Kalogiratos by phone at: +30210 4584950 or by e-mail at: j.kalogiratos@capitalmaritime.com and to Elena Kokoretsi (the “Clearance Officer”) by phone at: +30210 4584950 or by e-mail at: e.kokoretsi@capitalmaritime.com .

Trading Window for Designated Insiders

To ensure compliance with securities laws and our Additional Policies and Procedures, all Designated Insiders, in addition to complying with the prohibition against trading while possessing material non-public information relating to the Company described in the Policies and Procedures, shall not buy or sell Covered Securities, unless the Trading Window is “open”. The “Trading Window” for each fiscal quarter of the Company is defined as the time period beginning on the second Trade Day after the release of the Company’s quarterly or annual financial results to the public, and ending on the 15th day of the third month of the fiscal quarter in which the Trading Window opens.

For example:

Fiscal Period	If results of the Fiscal Period are released on:	The Trading Window “opens” on:	And the Trading Window “closes” on”:
Quarter Ended June 30, 2013	Tuesday, August 14, 2013	Friday, August 16, 2013	Friday, September 14, 2013
Quarter Ended September 30, 2013	Wednesday, November 14, 2013	Friday, November 16, 2013	Friday, December 14, 2013
Year Ended December 31, 2013	Thursday, February 14, 2014	Tuesday, February 19, 2014	Friday, March 14, 2014
Quarter Ended March 31, 2014	Monday, May 5, 2014	Wednesday, May 7, 2014	Friday, June 13, 2014

The above is for illustrative purposes only. We cannot determine in advance the date we will actually release results for any fiscal period. If you have any questions whether a Trading Window is “open” or “closed”, you should not hesitate to contact the Clearance Officer.

Trading Can be Prohibited Even When the Trading Window is “Open”.

Even if a Trading Window is “open”, a Designated Insider is not permitted to execute any transactions in Covered Securities, including exercising stock options, if that person possesses material non-public information relating to the Company or if a Trading Blackout under the Policies and Procedures is in effect.

Options Expiring When the Trading Window is “Closed”

Designated Insiders will not be permitted to execute any transactions in Covered Securities, including exercising stock options, other than during the period that the Trading Window is “open”. Therefore, if a Designated Insider has stock options related to Covered Securities that will expire during a period that the Trading Window is “closed”, such Designated Insider must plan accordingly and exercise any such expiring stock option before the Trading Window “closes” or else they will risk losing the opportunity to exercise those stock options.

Pre-Clearance Requirement

Before any Designated Insider engages in any transaction involving Covered Securities (including gifts), such Designated Insider must pre-clear the proposed transaction with the Clearance Officer. Until the Clearance Officer provides pre-clearance for the proposed transaction , such Designated Insider shall not execute any transaction. If the Designated Insider receives pre-clearance, he or she will have until the end of two business days following the day pre-clearance is received to execute the transaction. For example, if a Designated Insider receives pre-clearance from the Clearance Officer on a Tuesday, that Designated Insider will have until the end of trading on Thursday of the same week to execute the transaction. If for any reason the transaction is not completed within this period of time, pre-clearance must be obtained again from the Clearance Officer before any Covered Securities can be traded.

Remember, even if a proposed trade is pre-cleared, all Covered Persons and Designated Insiders are prohibited from trading any Covered Securities while in possession of material non-public information relating to the Company.

Allowance of 10b5-1 Trading Plans

To enhance the ability to trade in the securities of the Company in an orderly manner, a Designated Insider may establish a written trading plan (a “10b5-1 Trading Plan”) which either (i) instructs a broker to trade these securities in accordance with a written plan or (ii) vests in an independent person (e.g. a broker, a trustee or an asset manager) all discretions as to how, when and whether to effect transactions in these securities. A 10b5-1 Trading Plan may only be adopted or amended at a time that (i) the Designated Insider does not possess material non-public information relating to the Company, (ii) during a period that the Trading Window is “open”, and (iii) a Trading Blackout is not in effect.

All 10b5-1 Trading Plans must strictly comply with the SEC’s Rule 10b5-1(c) and are subject to the additional limitations and restrictions as described in the Company’s 10b5-1 Trading Plan Memorandum, which Designated Insiders should request from the Clearance Officer if they are interested in establishing such a plan.

Former Designated Insiders and these Additional Policies and Procedures

In the event that an officer, director or employee no longer retails his or her “Designated Insider” status-for any reason-that formed Designated Insider remains subject to these Additional Policies and Procedures from the day they are no longer a Designated Insider until the next time the Trading Window “opens”.

CAPITAL CLEAN ENERGY CARRIERS CORP.

10b5-1 TRADING PLANS

AVAILABLE TO DESIGNATED INSIDERS

We understand that you are considering adopting a 10b5-1 Trading Plan to execute transactions in the securities of Capital Clean Energy Carriers Corp. (“Company Securities”). This memorandum is a summary guide to 10b5-1 Trading Plans for Company Securities. All 10b5-1Trading Plans must comply with the Securities and Exchange Commission’s (the “SEC”) Rule 10b5-1 (c) and with the additional limitations and restrictions described in the memorandum.

Capitalized terms used in this memorandum but not defined have the same meaning that they have in our Policies and Procedures for the Trading of Company Securities.

Any questions relating to the memorandum should be directed to Jerry Kalogiratos by phone at: +30210 4584950 or by e-mail at: j.kalogiratos@capitalmaritime.com and to Elena Kokoretsi (the “Clearance Officer”) by phone at: +30210 4584950 or by e-mail at: e.kokoretsi@capitalmaritime.com .

➢ What is a 10b5-1 Trading Plan?

A 10b5-1 Trading Plan is a contract, instruction or written plan for purchases, sales and other transactions in Company Securities. Under a 10b5-1 Trading Plan, all transactions in Company Securities are executed by either:

o	A broker, whose transactions in Company Securities are made in accordance with the contract, instruction or written plan, or

o	An independent person (e.g. a broker, trustee or asset manager), who, in accordance with the contract, instruction or written plan, is vested with all discretion as to how, when or whether to effect transactions in Company Securities and who does not possess any material non-public information relating to the Company at the time of effecting the transaction.

A 10b5-1 Trading Plan can be designed in a variety of ways. It can be as simple as an instruction to a broker to buy a specific number of shares on a specific date at the then-prevailing market price. A 10b5- 1 Trading Plan could be more complicated, such as a plan that instructs a broker to sell a certain percentage of the executive’s then-current holdings of the stock, as a price that does not fall below a certain price floor, on a date that a college tuition payment is due.

The general requirements for 10b5-1 Trading Plans under the securities laws, as well as the Company’s additional limitations and restrictions on the establishment of these plans, are described below.

➢ What are the advantages of adopting a 10b5-1 Trading Plan?

10b5-1 Trading Plan Provide an Affirmative Defense to Insider Trading Liability. Rule 10b-5 under the Securities Exchange Act of 1934 (the “Exchange Act”) prohibits the purchase or sale of securities of a company while in possession of material non-public information relating to the company. If a transaction in Company Securities is made for the account of a Designated Insider under a pre-existing 10b5-1 Trading Plan, even if the Designated Insider possessed material non-public information relating to the Company at the time of the transaction, Rule 10b5-1 (c) under the Exchange Act would provide the Designated Insider with an affirmative defense against insider trading liability.

Less Hassle, More Security. Once a 10b5-1 Trading Plan is established, a Designated Insider would not be forced to take time to analyze the circumstances surrounding each of his or her transactions in Company Securities to determine if he or she is in compliance with Rule 10b-5. Nor would the Designated Insider be concerned that he or she may have erred in their analysis of the circumstances surrounding a particular transaction. The Designated Insider could also sell Company Securities at a time when he or she may need liquidity for personal reasons, but typically would have been barred from trading due to, for example, a Trading Window being “closed” or his or her possession of material non-public information relating to the Company.

➢ What are the advantages of adopting a 10b5-1 Trading Plan?

Once Adopted, a 10b5-1 Trading Plan is Difficult to Terminate or Change. The SEC has taken the view that early or frequent termination or modification of a 10b5-1 Trading Plan may call into question whether the person had adopted the trading plan merely to circumvent insider trading laws and,consequently, whether the 10b5-1 affirmative defense should be available to the person. To avoid any possible suspicion of bad faith, the Designated Insider should be reluctant to terminate or frequently modify a 10b5-1 trading plan once it has been adopted, even though most plans would provide the Designated Insider with a unilateral right to terminate or modify the plan.

Not an Absolute Defense. Showing that a Designated Insider established a 10b5-1 Trading Plan would be the first step in using Rule 10b5-1 to defend against a claim of insider trading, but not the only step. The Designated Insider (who would have the burden of proof) would also have to show that he or she adopted the plan in good faith, not as part of a scheme or plan to evade insider trading laws and that the independent broker or third person adhered to the plan when such broker or third-person executed the transaction. In addition, 10b5-1 Trading Plans are only a defense against alleged violations of Rule 10b-5. 10b5-1 Trading Plans are not a defense for alleged violations of the insider trading laws of certain states or other federal anti-fraud rules.

➢ What is required under Rule 10b5-1 to be included in a trading plan’s instructions?

Pursuant to Rule 10b5-1(c), a contract, plan or written instruction should include:

Number of Securities. The 10b5-1 Trading Plan must specify the number of securities that will be traded under the plan, but the number of securities does not necessarily need to be expressed as a fixed number. A Designated Insider has flexibility under Rule 10b5-1 to develop a formula to determine the number of Company Securities subject to the trading plan. For example, a Designated Insider could choose to specify a percentage of shares and/or options owned by the Designated Insider or the number of securities equal in value to a fixed dollar amount or a percentage of the Designated Insider’s salary. The number of securities listed may accommodate one or a number of transactions under the plan.

Price. The 10b5-1 Trading Plan must indicate the price of the Company Securities that will be traded under the plan, but the price may be fixed according to any formula. For example, a Designated Insider may choose to select a fixed dollar amount, a price floor, the market price or a series of price targets. If the trading plan accommodates multiple transactions, the prices may be different for each transaction.

Date. The date of any transaction to be effected under a 10b5-1 Trading Plan must be set out in the plan, whether by formula or otherwise. For example, a Designated Insider may specify: a particular date or series of dates; the date by which a certain number of securities are to be sold; the date by which a certain dollar amount of proceeds are to be obtained from sales under the plan; a date tied to a market event, such as a significant rise in the trading price over the course of a day; a date tied to a personal event, such as a home purchase or remodeling, college tuition payment or tax deadline; the date on which a certain market indicator reaches a set target; the date on which the price of a competitor’s securities rises to a certain level; or the date on which the price of an industry benchmark index exceeds a certain goal.

Discretionary plan. In lieu of including the amount of securities, price and date, a Designated Insider could give an independent person (such as a broker) discretion to execute trades as the broker sees fit as part of an investment strategy agreed upon in advance by the Designated Insider and the broker. A discretionary 10b5-1 Trading Plan can be designed in any way that ensures that the Designated Insider would not exercise any subsequent influence over how, when or whether to effect purchases or sales, and that the independent person managing the 10b5-1 Trading Plan did not possess material non- public information relating to the Companies at the time of any transaction under the plan.

➢ What are the Company’s additional limitations and restrictions on adopting, modifying or terminating a 10b5-1 Trading Plan?

Limited Timeframe to Adopt, Modify or Terminate a 10b5-1 Trading Plan. It is the Company’s policy that a 10b5-1 Trading Plan may be adopted, modified or terminated only at a time when:

o	A Designated Insider does not possess any material non-public information relating to the Company; and

o	A Trading Blackout, as described in our Policies and Procedures for the Trading of Company Securities, is not in effect; and

o	The Trading Window, as described in our Additional Policies and Procedures for the Trading of Company Securities, is “open”.

The SEC rules also require a “cooling off” period of between 30 to 120 days between the establishment or modification of a 10b5-1 Trading Plan and the commencement of sales thereunder. For any questions about the applicability of a specific cooling off period or any other timing limitations, consult the Clearance Officer.

Disclosure of Plan of Form 6-K/Press Release/Website. In appropriate circumstances, it is the Company’s policy to publicize the adoption, modification and termination of the 10b5-1 Trading Plans of Company Directors by filing a Form 6-K with the SEC, issuing a press release and/or posting an announcement of the Company’s website.

➢ Does a 10b5-1 Trading Plan have to be administered by a broker?

Many 10b5-1 trading plans are managed by brokers. Many banks have the added advantage of maintaining “Chinese Walls’ around their 10b5-1 trading desks to ensure that a broker could not be accused of having had access to material non-public information relating to the Companies at the time of a trade under a trading plan.

➢ What should be the term of a 10b5-1 trading plan?

A 10b5-1 Trading Plan can have any term-from the time required to complete one transaction to an unlimited amount of time-but Designated Insiders should avoid using too short a term, which could lead to accusations that the trading plan was put in place as a temporary measure to skirt insider trading rules.

➢ Could a Designated Insider execute transactions outside of his or her 10b5-1 Trading Plan?

A Designated Insider could execute transactions in Company Securities outside of his or her 10b5- 1 Trading Plan and the 10b5-1 defense would still be available for trades made pursuant to the 10b5-1 Trading Plan. Of course, any trade made outside of a 10b5-1 Trading Plan would not have the benefit of the 10b5-1 defense. In addition, when trading outside of his or her 10b5-1 Trading Plan, a Designated Insider is not permitted to execute any transactions in Company Securities, including exercising stock options, if that person possesses material non-pubic information relating to the Company, if a Trading Window is “closed” or if a Trading Blackout is in effect. All transactions in Company Securities must be made in strict compliance with securities laws and with our Policies and Procedures for the Trading of Company Securities.